Exhibit 6.9

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (this “Agreement”) by and between Viskase Companies, Inc., a Delaware corporation (the “Company”) and Mr. Thomas Davis (the “Employee”), is dated as of December 30, 2016 (this “Agreement”).  This Agreement amends and restates the Amended and Restated Employment Agreement, dated as of December 26, 2013, as amended on October 27, 2015, by and between the Company and the Employee (the “2013 Agreement”), and replaces and supersedes the 2013 Agreement in its entirety.

Whereas, the Company desires to continue to employ the Employee to serve as Chief Executive Officer of the Company, and the Employee desires to continue to be employed by the Company, upon the terms and subject to the conditions set forth herein.

Now, therefore, in consideration of the promises and mutual agreements contained herein, the Company and the Employee hereby agree as follows:

1.              Employment

(a)         Upon the terms and conditions hereinafter set forth, the Company hereby agrees to employ the Employee and the Employee hereby agrees to become so employed. During the Term of Employment (as defined below), the Employee shall be employed in the position of Chief Executive Officer of the Company, reporting to the Board of Directors of the Company (the “Board”), and as an officer of subsidiaries of the Company as specified and directed by the Board from time to time, and shall perform such duties, as are specified from time to time by, and shall serve in such capacities at the pleasure of, the Company and the Board.

(b)         During the Term of Employment, the Employee shall devote all of his professional attention, on a full time basis, to the business and affairs of the Company and shall use his best efforts to advance the best interest of the Company and shall comply with all of the policies of the Company, including, without limitation, such policies with respect to legal compliance, conflicts of interest, confidentiality and business ethics as are from time to time in effect.

(c)          During the Term of Employment, the Employee shall not directly or indirectly render professional services to, or otherwise act in a business or professional capacity on behalf of or for the benefit of, any other “Person” (as defined below) as an employee, advisor, member of a board or similar governing body, independent contractor, agent, consultant, representative or otherwise, whether or not compensated. “Person” or “person”, as used in this Agreement, means any individual, partnership, limited partnership, corporation, limited liability company, trust, estate, cooperative, association, organization, proprietorship, firm, joint venture, joint stock company, syndicate, company, committee, government or governmental subdivision or agency, or other entity. Notwithstanding the foregoing, this Section 1(c) shall not restrict, limit, prohibit or otherwise affect Employee’s ownership interests in the following entities: Metro Productions, TRE Partners, Maverick Management Group and Agra Global Foods, LLC, provided that none of such interests conflict with the interests of the Company or any of its subsidiaries. Further notwithstanding the provisions of this subsection or any other provisions of this Agreement, the Employee may be appointed, elected, serve and devote time as a member of the Board of Directors of Manitowoc Foodservice, Inc. (NYSE: MFS) and/or any of its subsidiaries and/or any committees of such boards, and may retain any compensation, benefits, interests, or other emoluments that may be provided to the Employee in such capacities, without any of the foregoing constituting a breach of the terms and conditions of this Agreement or impacting or reducing in any way any compensation,

Confidential

benefits, interests or other emoluments provided the Employee under this Agreement.

(d)         The Company maintains global operations.  During the Term of Employment, the Employee shall make himself available for business purposes at the Company’s facilities worldwide as required by the Company’s business and in furtherance of his responsibilities as Chief Executive Officer of the Company.

2.              Term of Employment

The term of employment (the “Term of Employment”) of the Employee by the Company pursuant to this Agreement shall commence on the date hereof and shall end at the close of business on December 31, 2020 (such date being, the “Expiration Date”), unless earlier terminated as set forth in this Agreement.

3.              Compensation

For all services to be performed by the Employee under this Agreement, during the Term of Employment, the Employee shall be compensated in the following manner:

(a)         Base Compensation

(i)                                     From the start of the Term of Employment until December 31, 2016, the Company will pay the Employee a Base Salary at an annual rate of $425,000 per full 365-day year.

(ii)                                  From January 1, 2017 until December 31, 2017 (or the earlier termination of this Agreement pursuant to Section 5), the Company will pay the Employee a Base Salary at an annual rate of $465,000 per full 365-day year.

(iii)                               From January 1, 2018 until December 31, 2018 (or the earlier termination of this Agreement pursuant to Section 5), the Company will pay the Employee a Base Salary at an annual rate of $478,950 per full 365-day year.

(iv)                              From January 1, 2019 until December 31, 2019 (or the earlier termination of this Agreement pursuant to Section 5), the Company will pay the Employee a Base Salary at an annual rate of $493,319 per full 365-day year.

(v)                                 From January 1, 2020 until December 31, 2020 (or the earlier termination of this Agreement pursuant to Section 5), the Company will pay the Employee a Base Salary at an annual rate of $508,118 per full 365-day year.

(vi)                              Notwithstanding the foregoing, during the Term of Employment, the Board, in its sole and absolute discretion, may increase the Employee’s Base Salary based on Company and individual performance.

The Base Salary shall be payable in accordance with the normal payroll practice of the Company.

(b)         Bonus Compensation

To the extent a Termination Event (as defined below) has not occurred, the Employee shall be eligible to participate in the annual Viskase Companies, Inc. Executive Incentive Plan as approved by the Board or its Compensation Committee for each calendar year during the Term of Employment.  Subject to Section 3(d)

below, the Employee shall have a bonus award target opportunity equal to 100% of Base Salary, calculated based on the achievement of performance targets established by the Board or its Compensation Committee in its sole and absolute discretion.

The compensation payable as contemplated in the preceding sentence of this section 3(b) is referred to herein as “Bonus Compensation”. The Bonus Compensation in respect of any calendar year shall be approved by the Board or its Compensation Committee, and if approved, paid in accordance with the terms of the Executive Incentive Plan (such date, the “Bonus Payment Date”).  The Bonus Payment Date is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), and the final regulations issued thereunder.

The Employee’s Bonus Compensation for the 2016 calendar year will be based on the 2016 annual Viskase Companies, Inc. Executive Incentive Plan, as determined by and approved by the Board or its Compensation Committee.

(c)          Stock Options

1)             Vested Options:  The Employee and the Company each acknowledge and agree that as of the date hereof, the Employee holds options to purchase 1,500,000 shares of Common Stock of the Company at a strike price of $1.70 per share (without commission or other charge) and that all of such options have vested (the “Vested Options”).  The Employees agrees to exercise all the Vested Options on the date hereof.  The Employee further acknowledges the grant of the New Option (as defined below) is subject to and conditioned upon the Employee exercising all of the Vested Options on the date hereof.

2)             New Options:  Immediately following the exercise of the Vested Options, and subject to and conditioned upon such exercise, the Company and the Employee shall execute and deliver the Stock Option Agreement attached hereto as Exhibit A.

(d)         Long-Term Incentive Plan

It is contemplated that the Company will establish a Long-Term Incentive Plan for senior-level employees.  To the extent such plan is established (which remains in the sole and absolute discretion of the Board), the Employee will be eligible to participate in accordance with such plan’s terms and conditions.

(e)          Taxes

All amounts paid to the Employee (under or pursuant to this Agreement or otherwise), including, without limitation, the Base Salary and any Bonus Compensation, Stock Options, Long-Term Incentive Plan compensation, or any other compensation or benefits, whether in cash or in kind, shall be subject to normal federal, state and, if applicable, local or foreign tax withholding and deductions imposed by any one or more federal, state, local and or foreign governments, or pursuant to any foreign or domestic applicable law, rule or regulation. The Company will not pay or otherwise gross-up the Employee for any federal, state, local or foreign taxes (including interest and penalties thereon) relating to or arising with respect to any benefit, compensation or payment made under this Agreement.  The Company will not have any responsibility for the payment of any taxes (including penalties and interest thereon) imposed on the Employee (including any tax imposed on the Employee under Section 409A of the Code of 1986).

4.              Benefits; Expenses

(a)         During the Term of Employment, and in addition to any benefits and perquisites to which the Employee is otherwise entitled pursuant to the express terms of this Agreement, the Employee shall be entitled to participate in the health and welfare plans made available generally to senior executives of the Company, as determined by the Board in its sole and absolute discretion, from time to time, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements.

(b)         In accordance with the Company’s travel and expense reimbursement policies, the Company shall reimburse the Employee for all business travel and other out-of-pocket expenses reasonably incurred by Employee in the performance of his services hereunder during the Term of Employment.  All such approved reimbursement payments shall be made to the Employee within thirty (30) days of submittal but no later than on or before the last day of Employee’s tax year following the year in which the expense was incurred. The reimbursement of expenses under this Section 4(b) during Employee’s taxable year will not affect Employee’s ability to seek reimbursement for additional expenses in any later taxable year.

5.              Termination

This Agreement shall terminate (subject to Section 10(f) below) and the Term of Employment and the employment of Employee hereunder shall end, on the first to occur of any of the following (each a “Termination Event”):

(a)         The Expiration Date;

(b)         The: (i) death of the Employee or (ii) reasonable determination of the Board, which determination shall be reached in consultation with appropriate medical professionals, that the Employee has become physically or mentally incapacitated so as to be unable to perform the essential functions of Employee’s duties to the Company for sixty (60) consecutive days, even with reasonable accommodation, (the “Disability”);

(c)          The discharge of the Employee by the Company with or without Cause; or

(d)         The resignation of the Employee. Without limiting the effect of such resignation, the Employee agrees to provide the Company with not less than thirty (30) days prior written notice of his resignation, in which event the Company may, at its option, declare such resignation to be effective at any day following receipt of such notice; provided, however, that the Company continues to pay Employee his Base Salary through the completion of such 30-day notice period.

The Company may discharge the Employee at any time, for any reason or no reason, with or without Cause. As used herein, “Cause” is defined as the Employee’s: (i) failure to perform substantially the duties of the Chief Executive Officer of the Company (other than any such failure resulting from incapacity due to Disability) which failure continues for a period of fourteen (14) days or more after receipt by Employee of written notice of the specific nature of such failure and the need to cure such failure, (ii) being charged with any felony or convicted of any crime other than traffic violations, (iii) engagement in an act of fraud or of willful dishonesty or disloyalty towards the Company, (iv) material breach of this Agreement or the policies of the Company which breach, if capable of being cured, is not cured within fourteen (14) days of receipt of written notice thereof from the Company by the Employee, (v) violation of a federal or state securities law or regulation or (vi) breach of Section 7 of this Agreement.  To the extent the Employee is discharged or resigns, or is otherwise terminated or is deemed terminated, in each case as provided herein, from his position with the Company, he shall be and be deemed to have ceased his employment in the same manner with all of the subsidiaries of the Company.

6.              Effect of Termination

In the event of termination of the Employee’s employment hereunder, all rights of the Employee under this Agreement, including all rights to compensation, shall end and the Employee shall only be entitled to be paid the amounts set forth in this Section 6 below; provided, that, the obligations of the Company to make any payment required pursuant to this Section 6 (other than (x) any amounts of the Employee’s Base Salary previously earned and accrued and (y) in accordance with the Company’s policy, the unreimbursed business expenses of the Employee, ((x) and (y) collectively, the “Accrued Obligations”), is conditioned upon (i) the execution and delivery by the Employee to the Company of a settlement and release agreement in favor of the Company, its affiliates and their respective officers, directors, employees, agents and equity holders in respect of the Employee’s employment with the Company and the termination thereof in the form substantially as set forth in Exhibit A, attached hereto (the “Employee Release”), and (ii) such Employee Release, once executed by the Employee and delivered to the Company, becomes irrevocable, enforceable and final under the applicable law.  The Employee shall be required to execute and deliver the Employee Release to the Company within forty-five (45) days following the Termination Event or forfeit the Employee’s right to benefits (other than Accrued Obligations) provided under this Section 6.  Notwithstanding anything herein to the contrary, in the event that the consideration and revocation period provided for in the Employee Release expires during the calendar year following the Clause (d) Termination Date (as defined below), then the payment of the benefits under Section 6(d)(iv) below will be paid by the Company to the Employee in the calendar year following the Clause (d) Termination Date (as defined below).

(a)         In the event that the Employee’s employment is terminated for the reason set forth in Section 5(a) above (i.e., Expiration Date), then, in lieu of any other payments of any kind (including without limitation, any severance payments), the Employee shall be entitled to receive, within thirty (30) days following the date on which the Termination Event in question occurred (the “Clause (a) Termination Date”) (or, in the case of any Bonus Compensation, as soon as practicable following the calculation thereof):

(i)                                     the Employee’s Accrued Obligations, due and unpaid to the Employee from the Company as of the Clause (a) Termination Date; and

(ii)                                  any amounts of Bonus Compensation earned and due in respect of a completed calendar year (including calendar year 2020), which remains unpaid to the Employee as of the Clause (a) Termination Date.

(b)         In the event that the Employee’s employment is terminated for the reason set forth in Section 5(b) above (i.e., death or Disability), then, in lieu of any other payments of any kind (including without limitation, any severance payments), the Employee shall be entitled to receive, within thirty (30) days following the date on which the Termination Event in question occurred (the “Clause (b) Termination Date”) (or, in the case of any Bonus Compensation, as soon as practicable following the calculation thereof):

(i)                                     the Employee’s Accrued Obligations, due and unpaid to the Employee from the Company as of the Clause (b) Termination Date; and

(ii)                                  any amounts of Bonus Compensation earned and due with respect to a completed calendar year, which remains unpaid to the Employee as of the Clause (b) Termination Date.

(c)          In the event that the Employee’s employment is terminated due to the discharge of the Employee by the Company for Cause or as a result of Employee’s termination set forth in Section 5(d) above, then, in lieu of any other payments of any kind (including without limitation, any severance payments), the Employee shall be entitled to receive, within thirty (30) days following the date on which the Termination Event in question occurred (the “Clause (c) Termination Date”) the Employee’s Accrued Obligations, due and unpaid to the Employee from the Company as of the Clause (c) Termination Date.

(d)         In the event that the Employee’s employment is terminated due to the discharge of the Employee by the Company without Cause (which the Company is free to do at any time in its sole and absolute discretion) then, in lieu of any other payments of any kind (including, without limitation, any severance payments except as set forth in (iv) below), the Employee shall be entitled to receive, within thirty (30) days following the date on which the Termination Event in question occurred (the “Clause (d) Termination Date”) (other than in the case of any Bonus Compensation, as soon as practicable following the calculation thereof):

(i)                                     the Employee’s Accrued Obligations, due and unpaid to the Employee from the Company as of the Clause (d) Termination Date;

(ii)                                  any amounts of Bonus Compensation earned and due with respect to a completed calendar year, which remains unpaid to the Employee as of the Clause (d) Termination Date;

(iii)                               a prorated portion of the Bonus Compensation computed as set forth in clause (f) below; and

(iv)                              a severance payment in an aggregate amount equal to 50% of the amount of the Base Salary of the Employee (as set forth in Section 3(a) above) as of the Clause (d) Termination Date to be paid in installments over a six (6) month period following the Clause (d) Termination Date in accordance with the Company’s normal payroll practices, which such severance payment will be subject to the terms and conditions of the Company’s Severance Pay Plan..

(e)          In the event of any termination of the Employee’s employment, the Employee shall be under no obligation to seek other employment, but in the event the Employee becomes employed within six (6) months following any such termination, the Company shall be entitled to an offset of the payments paid or to be paid under clause (iv) of Section 6(d) above, on account of any remuneration or other benefit attributable to any subsequent employment that the Employee may obtain. The Employee shall correctly disclose to the Company all such remuneration or other benefit, and if there is a written employment agreement in connection therewith, provide the Company with a copy thereof.

(f)           For the purpose of this Section 6, any Bonus Compensation payable in accordance with this Section 6 shall be deemed to be earned and to become due and payable with respect to any calendar year only if the Term of Employment has continued through December 31 of such year and, with respect to the amounts, if any, of such Bonus Compensation for any year, shall be determined based upon the level of attainment of the applicable performance targets for such year. In the event that, pursuant to the terms of Section 6(d), the Employee is entitled to receive any prorated Bonus Compensation, such proration shall be determined following December 31 of the calendar year in which the Employee ceases to be employed hereunder, but shall be paid no later than the following Bonus Payment Date, and shall be calculated by multiplying the Bonus Compensation that would have been deemed earned and to become due and payable in accordance with the terms of this Agreement with respect to the calendar year in which the Employee ceases to be employed hereunder if the Term of Employment had continued through December 31 of such year as determined based upon the applicable performance targets for such year, by a fraction, the numerator of which is the number of days from (and including) January 1 of such year through (and including) the last day of employment hereunder, and the denominator of which is 365.

(g)          Notwithstanding anything to the contrary in this Section 6, if (i) the Company’s stock is publicly traded on an established securities market and (ii) Employee is a ‘specified employee’ (as defined in Treasury Regulation section 1.409A-1(i)(1)), then any distribution of ‘deferred compensation’ (as set forth in Treasury Regulation Section 1.409a-1(b)(1)), made in accordance with Employee’s ‘separation from service’ (as defined in Treasury Regulation Section 1.409A-1(h)), shall not be made on or before the date that is six (6) months after the date of separation from service or, if earlier, Employee’s date of death.

7.                                      Non-Disclosure

During the Term of Employment and at all times thereafter, the Employee shall hold in a fiduciary capacity for the benefit of the Related Persons, all secret or confidential information, knowledge or data, including, without limitation, trade secrets, sources of supplies and materials, customer lists and their identity, designs, production and design techniques and methods, identity of investments, identity of contemplated investments, business opportunities, valuation models and methodologies, processes, technologies, and any other intellectual property relating to the business of the Related Persons (i) obtained by the Employee during the Employee’s employment with any of the Related Persons and (ii) not otherwise in the public domain, (“Confidential Information”).  The Employee shall not, without the prior written consent of the Company (acting at the direction of the Board), which consent may be granted or withheld in its sole and absolute discretion: (i) except to the extent compelled pursuant to the order of a court or other body having jurisdiction over such matter or based upon the advice of counsel that such disclosure is legally required, communicate or divulge any Confidential Information to anyone other than the Related Persons and those designated by the Company or the Related Persons; or (ii) use any Confidential Information for any purpose other than the performance of his duties pursuant to this Agreement. The Employee will assist the Related Persons or the Company or their or its designee, at the Related Persons’ or the Company’s expense, in obtaining a protective order, other appropriate remedy or other reliable assurance that confidential treatment will be accorded any Confidential Information disclosed pursuant to the terms of this Agreement.

For purposes of this Agreement, the term “Related Persons” means: (1) Carl C. Icahn, any spouse and any child, stepchild, sibling or descendant of Carl C. Icahn; (2) any estate of Carl C. Icahn or of any person under clause (1); (3) any person who receives a beneficial interest in any estate under clause (2) to the extent of such interest; (4) any executor, personal administrator or trustee who holds such beneficial interest in Company for the benefit of or as fiduciary for, any person under clauses (1), (2) or (3) to the extent of such interest; and (5) any Person, directly or indirectly owned or controlled by Carl C. Icahn or any other person or persons identified in clauses (1), (2), (3) or (4), (6) any not-for profit entity not subject to taxation pursuant to Section 501(c)(3) of the Internal Revenue Code or any successor provision to which Carl C. Icahn or any person identified in clauses (1), (2), (3) or (5) above contributes his beneficial interest in the Company or to which such beneficial interest passes pursuant to such person’s will; and (7) the Company and its subsidiaries.

Without limiting anything contained above, Employee agrees and acknowledges that all personal and not otherwise public information about the Related Persons, including, without limitation, their respective investments, investors, transactions, historical performance, and all information regarding or concerning Carl Icahn, Mr. Icahn’s family and employees of the Related Persons shall constitute Confidential Information for purposes of this Agreement.  In no event shall Employee during or after his employment hereunder, disparage Mr. Icahn, his family members or any person known by Employee to be a Related Person or an employee of a Related Person.  Employee further agrees not to write a book or article about Mr. Icahn or Mr. Icahn’s family members in any media and not to publish or cause to be published in any media, any Confidential Information, and further agrees to keep confidential and not to disclose to any third party, including, but not limited to, newspapers, authors, publicists, journalists, bloggers, gossip columnists, producers, directors, script writers, film makers, media personalities, and the like, in any and all media or communication methods, any Confidential Information, except under the circumstances described in clause (i) of the first paragraph of this Section 7.

In furtherance of the foregoing, the Employee agrees that during the Term of Employment and at all times thereafter, the sole and only statement or disclosure he will make about or concerning any or all of:  the Company, Mr. Icahn, his family members or any of the respective affiliates of any of the foregoing, is to acknowledge that he is or was employed with the Company.

All processes, know-how, technologies, trade-secrets information, intellectual property and inventions (collectively, “Inventions”) conceived, developed, invented, made or found by the Employee, alone or with others, during the Term of Employment and out of the performance of his duties and responsibilities hereunder, whether or not patentable and whether or not on the Company’s or any of its subsidiaries’ time or with the use of the Company’s or any of its subsidiaries’ facilities or materials, shall be the property of the Company or its respective subsidiary, as the case may be, and shall be promptly and fully disclosed by the Employee to the Company. The Employee shall perform all necessary acts (including, without limitations, executing and delivering any confirmatory assignments, power of attorney, documents, or instruments requested by the Company or any of its subsidiaries) to vest title to any such Invention in the Company or the applicable subsidiary and to enable the Company or the applicable subsidiary, at their expense, to secure and maintain domestic and/or foreign patents or any other rights for such Inventions.

All right, title and interest in all copyrightable material that the Employee shall conceive or originate individually or jointly or commonly with others, and that arise during the term of his employment with the Company and out of the performance of his duties and responsibilities under this Agreement, shall be the property of the Company and are hereby assigned by the Employee to the Company, along with ownership of any and all copyrights in the copyrightable material. Upon request and without further compensation therefor, but at no expense to the Employee, the Employee shall execute any and all papers and perform all other acts necessary to assist the Company to obtain and register copyrights on such materials in any and all countries. Where applicable, works of authorship created by the Employee for the Company in performing his duties and responsibilities hereunder shall be considered “works made for hire,” as defined in the U.S. Copyright Act.

Nothing in the foregoing shall prohibit the Employee from reporting any possible violations of federal law or regulation to any government agency or entity, including, but not limited to, the Department of Justice and the Securities and Exchange Commission, or making any other disclosures that are protected under the whistleblower provisions of federal law or regulation, and the Employee shall not be required to notify the Company that he will make or has made such reports or disclosures. In addition, non-compliance with the non-disclosure provisions of this Agreement shall not subject the Employee to criminal or civil liability under any federal or state trade secret law for the disclosure of a Company trade secret if the disclosure is made: (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney in confidence solely for the purpose of reporting or investigating a suspected violation of law; (ii) in a complaint or other document filed in a lawsuit or other proceeding, provided that any complaint or document containing the trade secret is filed under seal; or (iii) to an attorney representing the Employee in a lawsuit for retaliation by the Company for reporting a suspected violation of law or for using the trade secret information in that court proceeding, provided that any document containing the trade secret is filed under seal and the Employee does not disclose the trade secret, except pursuant to court order.

8.                                      Non-Compete and Non-Solicitation

(a)         In addition to, and not in limitation of, all of the other terms and provisions of this Agreement, the Employee agrees that during the Term of Employment, the Employee will comply with the provisions of Section 1above.

(b)         Unless the Employee’s employment is terminated by the Company without Cause, for a period of six months following the last day of the Term of Employment, the Employee will not, either directly or indirectly, as principal, agent, owner, employee, director, partner, investor, shareholder (other than solely as a holder of not more than 1% of the issued and outstanding shares of any public corporation), consultant, advisor or otherwise howsoever own, operate, carry on or engage in the operation of or have any financial interest in or provide, directly or indirectly, financial assistance to or lend money to or guarantee the debts or obligations of, any Person carrying on or engaged in any business that is similar to or competitive with the business conducted by the Company or any of its subsidiaries during or on the date of termination of Employee’s employment.

(c)          The Employee covenants and agrees with the Company and its subsidiaries that, during the Term of Employment and for one year following the last day of the Term of Employment, the Employee shall not directly, or indirectly, for himself or for any other Person:

(i)                                     solicit, interfere with or endeavor to entice away from the Company or any of its subsidiaries or affiliates, any customer, client or any Person in the habit of dealing with any of the foregoing;

(ii)                                  attempt to direct or solicit any customer or client away from the Company or any of its subsidiaries or affiliates;

(iii)                               interfere with, entice away or otherwise attempt to obtain the withdrawal of any employee of the Company or any of its subsidiaries or affiliates; or

(iv)                              advise any Person not to do business with the Company or any of its subsidiaries or affiliates.

9.                                      Remedy for Breach

The Employee represents to and agrees with the Company that the enforcement of the covenants contained in Section 7 and Section 8 (the Non-Disclosure and Non-Compete and Non-Solicitation sections respectively) would not be unduly burdensome to the Employee and that such covenants are reasonably necessary to protect the legitimate interests of the Related Persons. Employee further acknowledges that the Related Persons will be irreparably harmed if such covenants are not specifically enforced. Accordingly, Employee agrees that, in addition to any other relief to which the Company may be entitled, including claims for damages, each of the persons and entities that are included in the Related Persons shall be entitled to seek and obtain injunctive relief (without the requirement of any bond) from a court of competent jurisdiction for the purpose of restraining Employee from an actual or threatened breach of such covenants.

10.                               Miscellaneous

(a)         This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all previous written, and all previous or contemporaneous oral negotiations, understandings, arrangements, and agreements, and may be amended, modified or changed only by a written instrument executed by the Employee and the Company.

(b)         This Agreement and all of the provisions hereof shall inure to the benefit of and be binding upon the legal representative, heirs, distributees, successors (whether by merger, operation of law or otherwise) and assigns of the parties hereto; provided, however, that the Employee may not delegate any of the Employee’s duties hereunder, and may not assign any of the Employee’s rights hereunder, and any such purported or attempted assignment or delegation shall be null and void and of no legal effect. In the event the Company assigns this Agreement and its successor assumes the Company’s obligations hereunder in writing or by operation of law, (i) the Company shall be released from all of its obligations hereunder, and (ii) all of the references to the Company, and to the Board, shall be deemed to be references to the Company’s successor and to the governing body of such successor, respectively. The Company and all of its future or current subsidiaries shall be and be deemed to be third-party beneficiaries of this Agreement.

(c)          This Agreement will be interpreted and the rights of the parties determined in accordance with the laws of the United States applicable thereto and the internal laws of the State of New York.

(d)         The Employee covenants and represents that (i) he is not a party to any contract, commitment, restrictive covenant or agreement, nor is he subject to, or bound by, any order, judgment, decree, law, statute, ordinance, rule, regulation or other restriction of any kind or character, which would prevent or restrict the Employee from entering into and performing his obligations under this Agreement, (ii) he is free to enter into the arrangements contemplated herein, (iii) he is not subject to any agreement or obligation that would limit his ability to act on behalf of the Company or any of its subsidiaries, (iv) he is not subject to civil or criminal actions that would adversely affect the performance of his duties under this employment agreement and (v) his entry into the employment contemplated herein and his performance of his duties in respect thereof, will not violate or conflict with any agreement or obligation to which he is subject. Employee has delivered to the Company true and complete copies of any currently effective employment agreement, non-competitive agreement or similar agreement to which Employee is subject.

(e)          The Employee acknowledges that he has had the assistance of legal counsel in reviewing and negotiating this Agreement.

(f)           This Agreement and all of its provisions (other than the provisions of Section 5, Section 6, Section 7, Section 8, Section 9 and Section 10 hereof, which shall survive termination) shall terminate upon the Employee ceasing to be an employee of the Company for any reason.

(g)          All notices and other communications hereunder shall be in writing; shall be delivered by hand delivery to the other party or mailed by registered or certified mail, return receipt requested, postage prepaid or by a nationally recognized courier service such as Federal Express; shall be deemed delivered upon actual receipt; and shall be addressed as follows:

If to the Company:

Viskase Companies, Inc.

8205 South Cass Avenue, Suite 115

Darien, Illinois 605651

Attention: General Counsel

If to the Employee:

At the last known principal residence address reflected in the payroll records of the Company, or to such other address as either party shall have furnished to the other in writing in accordance herewith.

[Signature Page Follows]

VISKASE COMPANIES, INC.

By:	/s/ Michael Schenker
	Name:	Michael Schenker
	Title:	General Counsel

Date:

EMPLOYEE:

By:	/s/ Thomas Davis
	Name:	Thomas Davis

Date:	December 30, 2016

[Signature page to Thomas Davis Employment Agreement 2016]

EXHIBIT A

[Date]

[Address]

This agreement sets forth the terms and conditions regarding your separation from employment from Viskase Companies, Inc. (the “Company”) effective [last day of employment] (the “Separation Date”).

The terms and conditions set forth in paragraphs 1, 2, and the first sentence of paragraph 5 below will apply regardless of whether you decide to sign this letter agreement.  However, you will not be eligible to receive the payment set forth in paragraph 3 below unless you sign and do not revoke this letter agreement.  (See paragraph 13 below for what it means to revoke this letter agreement.)

1.                                      Your last day of employment is [date].  You will receive your regular pay as a full-time employee according to the Company’s regular payroll practices through the Separation Date.  You also will receive a payment in the amount of $[     ], less applicable taxes and payroll withholdings, for [# of hours] hours of accrued [Paid Time Off or vacation, as applicable] (less any [PTO or vacation, as applicable] between the date of this letter and the Separation Date).

2.                                      Because of your separation from employment, your eligibility for and coverage under the Company’s employee benefit plans will end on the Separation Date.

3.                                      In addition to the above payments, the Company is offering you the opportunity to receive the payments to which you are entitled, if any, pursuant to Section 6 of your Employment Agreement with the Company, dated as of December [   ], 2016.  Notwithstanding any other provision hereof, as a condition to the payment of the amounts in this paragraph 3, you shall be required to execute, return to the Company, and not revoke within the Revocation Period (as defined in paragraph 9), this letter agreement agreeing to its terms, including the general release of claims contained in paragraph 5(a).

4.                                      (a)  You agree to keep confidential and not to, directly or indirectly, publish, post on your own, or  disclose to any third party, including, but not limited to, newspapers, authors, publicists, journalists, bloggers, gossip columnists, producers, directors, media personalities, and the like, all Confidential information relating to Carl Icahn and his family, the Company and its affiliates, related, parent, and subsidiary companies, and each of their officers, directors, employees and clients, learned in the course of your employment with the Company.    Confidential Information includes all secret or confidential information, knowledge or data, including, without limitation, trade secrets, sources of supplies and materials, customer lists and their identity, customer information, designs, production and design techniques and methods, identity of investments, identity of contemplated investments, business opportunities, valuation models and methodologies, processes, technologies, and any intellectual property relating to the business of the Company or its affiliates, related, parent, or subsidiary companies and their respective businesses, and any personal information related to Carl Icahn and his family.

(b)  In addition, you agree to keep the terms and conditions of this letter agreement confidential, except that you may disclose the terms and conditions of this letter agreement to your spouse or significant other, attorneys and financial and tax advisors, or as may be required pursuant to a valid subpoena, a request by a government agency in connection with any charge filed, investigation, or proceeding, or as otherwise required by law.  You further agree not to solicit or initiate any demand by others not party to this letter agreement for any disclosure of the terms and conditions of this agreement.

(c) Nothing in this agreement prohibits you from reporting any possible violations of federal law or regulation to any government agency or entity, including but not limited to the Department of Justice and the Securities and Exchange Commission, or making any other disclosures that are protected under the whistleblower provisions of federal law or regulation. You are not required to notify the Company that you will make or have made such reports or disclosures.  Non-Compliance with the disclosure provisions of this Agreement shall not subject you to criminal or civil liability under any Federal or State trade secret law for the disclosure of a Company trade secret if the disclosure is made: (i) in confidence to a Federal, State or local government official, either directly or indirectly, or to an attorney in confidence solely for the purpose of reporting or investigating a suspected violation of law; (ii) in a complaint or other document filed in a lawsuit or other proceeding, provided that any complaint or document containing the trade secret is filed under seal; or (iii) to an attorney representing you in a lawsuit for retaliation by the Company for reporting a suspected violation of law or to use the trade secret information in that court proceeding, provided that any document containing the trade secret is filed under seal and you do not disclose the trade secret, except pursuant to court order.

(d)  Furthermore, you agree not to disparage, or encourage or induce others to disparage, Carl Icahn and his family, the Company and its affiliates, related, parent, and subsidiary companies, and each of their officers, directors, employees, and clients, with any third party, including, but not limited to, newspapers, authors, publicists, journalists, bloggers, gossip columnists, producers, directors, media personalities, and the like.  For purposes of this letter agreement, the term “disparage” includes, without limitation, comments or statements on the internet, to the press and/or media, to any Released Party or to any individual or entity with whom any of the Released Parties have a business relationship which would adversely affect in any manner (i) the conduct of the business of any of the Released Parties (including, without limitation, any business plans or prospects) or (ii) the business reputation of any the Released Parties.

5.                                      This letter agreement is not intended to modify but rather is intended to supplement the following agreements entered into between you and the Company which remain in full force and effect: the Amended and Restated Employment Agreement dated as of December [  ], 2016[ and the Stock Option Agreement dated as of [            ]]. In addition, you agree that for a period of one year following the Effective Date (as defined in paragraph 13) you will not directly or indirectly, in any capacity, nor will you induce, encourage, or assist any other individual or entity directly or indirectly, in any capacity, to: (A) hire or engage in any capacity any employee of the Company (or any individual who was an employee of the Company within the 12 months preceding the date such hiring or engagement occurs) or solicit or seek to persuade any employee of the Company to discontinue such employment with the Company, (B) solicit or encourage any customer of the Company or independent contractor providing services to the Company to terminate or diminish its relationship with them, or (C) seek to persuade any customer (or any individual who was a customer of the Company within the 12 months prior to the date such solicitation or encouragement commences or occurs, as the case may be) or prospective customer of the Company to conduct with anyone else any business or activity that such customer or prospective customer conducts or could conduct with the Company, or (D) attempt to divert, divert, or otherwise usurp any actual or potential business opportunity or transaction that you learned about during your employment with the Company.  For purposes of this paragraph 5, “in any capacity” includes, but is not limited to, as an employee, independent contractor, volunteer, or owner.

6.                                      You acknowledge that as of the Separation Date you have returned to the Company any and all property, tangible or intangible, relating to its business or the business of its parent companies, subsidiaries, affiliates and related entities, which you possessed or had control over at any time, including but not limited to Company-provided cell phones, keys, blackberries, personal computers, credit cards, building access cards, computer equipment, files, documents and software. You agree that all processes, technologies, and inventions, including new contributions, improvements, ideas, discoveries, agreements, contracts, trademarks, or trade names conceived, developed, invented, made, or found by you alone or with other employees during the period of your employment by the Company shall remain property of the Company.

7.                                      (a) By signing this letter agreement, except as to the claims and rights referred to in paragraphs 7(b) and 7(c) below, in consideration of the severance payment provided for in paragraph 3, and other terms of this letter, you voluntarily and knowingly release and forever discharge the Company, its subsidiaries, parent, affiliates, and related entities, and each of their employee benefit plans, and each of their shareholders, partners, directors, members, officers, employees, trustees, administrators and fiduciaries, and each of their successors and assigns, (each a “Released Party” and collectively, the “Released Parties”) from any and all claims, demands, causes of action, obligations, damages and liabilities of whatever kind, in law or equity, by statute or otherwise (all collectively referred to as “Claims”), that can be waived, whether known or unknown, asserted or unasserted, arising out of or relating directly or indirectly in any way to your employment or termination of employment or the terms and conditions of your employment with the Company or any parent, subsidiary, affiliated, or related entity, including but not limited to (i) Claims of discrimination, harassment, retaliation, or failure to accommodate under any federal, state, or local law, without limitation, the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, Sections 1981 through 1988 of Title 42 of the United States Code, the Americans with Disabilities Act, the Equal Pay Act and the Genetic Information Non-Discrimination Act (as any such law was enacted or amended); (ii) Claims under the  Immigration Reform and Control Act; (iii) Claims under the Uniformed Services Employment and Reemployment Rights Act; (iv) Claims under the Employee Retirement Income Security Act of 1974 (excluding claims for vested benefits as set forth in paragraph 7(b) below); (v) Claims regarding leaves of absence, including, but not limited to, Claims under the Family and Medical Leave Act; (vi) Claims under the National Labor Relations Act; (vii) Claims under the Sarbanes-Oxley Act or the Dodd-Frank Act; (viii) New York State Human Rights Law; New York City Human Rights Law; New York Equal Pay Law; New York Whistleblower Protection Law; New York Law for the Protection of Persons with Genetic Disorders; New York Law for the Protection of Persons with a Disability; New York Discrimination in Child Care Leave; New York Minimum Wage Law; the New York City Administrative Code; the statutory provisions regarding retaliation/discrimination under the New York Worker’s Compensation Law; the New York City Earned Sick Time Act; the Illinois Health and Safety Act; the Illinois One Day Rest in Seven Act; and similar local, state and federal laws; (ix) Claims for breach of contract (express or implied), retaliation, wrongful discharge, detrimental reliance, invasion of privacy, defamation, emotional distress or compensatory and/or punitive damages; (x) Claims for attorneys’ fees, costs, disbursements and/or the like; and (xi) Claims under any severance plan, policy, or program of the Company, including any claims for severance pay, termination pay, or similar type of payment.  By signing below, you also acknowledge that you cannot benefit monetarily or obtain other personal relief from any Claims released in this paragraph 7(a) and that you have waived any right to equitable relief that may have been available to you (including, without limitation, reinstatement) with respect to any Claim waived in this paragraph 7(a).  Your signature below acknowledges the fact that you are receiving a severance payment you would otherwise not be entitled to, that it is sufficient consideration for the waiver of Claims herein, and that after the Separation Date you will not be entitled to receive any other payments or benefits from the Company apart from the payments and benefits described in this letter agreement.

(b) By signing this letter agreement, you are not releasing claims that arise after you sign this letter agreement; claims to enforce this letter agreement; claims relating to the enforceability, meaning, or effect of this letter agreement; claims or rights you may have to workers’ compensation or unemployment benefits; claims for accrued, vested benefits under any employee pension benefit plan of the Company in accordance with the terms of such plans and applicable law; and/or claims or rights which cannot be waived by private agreement.

(c) Additionally, by signing this letter agreement, you are not waiving your right to file a charge with, or participate in an investigation conducted by, any governmental agency, including, without limitation, the United States Equal Employment Opportunity Commission (EEOC).  Nevertheless, as set forth in paragraph 7(a) above, you acknowledge that you cannot benefit monetarily or obtain damages or equitable relief of any kind from or through any such charge or any action commenced by a government agency or third party with respect to claims waived in paragraph 7(a).

You acknowledge that you are aware that you may hereafter discover facts different from or in addition to those which you know or believe to be true with respect to the matters released in sub-paragraph 7(a) above, and agree that the release so given in sub-paragraph 7(a) above, shall be and remain in effect as a full and complete release of the respective claims, notwithstanding any such different or additional facts.

8.                                      You agree that you have been paid and/or received all leave (paid or unpaid), compensation, wages, bonuses, severance or termination pay, commissions, notice period, and/or benefits to which you may have been entitled and that no other remuneration or benefits are due to you, except as set forth in this letter agreement.  You affirm that you have had no known workplace injuries or occupational diseases.  You also represent that you have disclosed to the Company any information you have concerning any fraudulent or unlawful conduct involving the Released Parties.

9.                                      This letter agreement contains the entire understanding between you and the Company with respect to the subject matter hereof, and supersedes any and all prior agreements and understandings, whether written or oral, between or among you, the Company or any of its parent companies, subsidiaries, affiliates and related entities (other than the agreements, if any, referred to in the first sentence of paragraph 5 above, which shall remain in full force and effect following your Separation date according to their terms).

10.                               The making of this letter agreement is not intended, and shall not be construed, as an admission that the Company or any of the Released Parties has violated any federal, state or local law (statutory or decisional), ordinance or regulation, breached any contract or committed any wrongdoing whatsoever against you or otherwise.

11.                               This letter agreement (a) is governed by the laws of the State of New York applicable to agreements made and to be performed wholly within such state, and as such will be construed under and in accordance with the laws of the State of New York without regard to conflicts of law, and (b) may not be modified unless evidenced by a writing signed by yourself and an authorized representative of the Company.

12.                               Any unresolved dispute arising out of this letter agreement and the general release contained in paragraph 7 shall be litigated in any court of competent jurisdiction in the Borough of Manhattan in New York City; provided that the Company may elect to pursue, without having to post any bond in connection therewith, a court action to seek injunctive relief in any court of competent jurisdiction to enforce any of its rights hereunder, including, without limitation, to terminate the violation of any of its proprietary rights, including but not limited to trade secrets, copyrights or trademarks as well as the restrictions in paragraph 5.  Each party shall pay its own costs and fees in connection with any litigation hereunder.

13.                               You may accept this letter agreement by signing it and inserting the date of signature in the space provided on or before the twenty-first (21st)  day after your receipt of this letter agreement (but no earlier than your Separation Date), and delivering this signed letter agreement to [Name of Company Representative] [Department] [Street Address] [Email Address].  After signing this letter agreement and delivering it as set forth above, you will have seven days to revoke your decision (the “Revocation Period”).    You may exercise your right to revoke your decision by sending written notice of revocation to the Company to [Name of Company Representative] [Department] [Street Address] [Email Address].  Such notice must be postmarked (if by letter) or received (if by email) by the close of business on the seventh day after you sign this letter agreement. Provided you do not timely revoke your decision to sign this letter agreement, this letter agreement will become effective on the eighth day after you sign it (the “Effective Date”).  In the event you do not accept this letter agreement or you revoke this letter agreement as set forth above, this letter agreement, including, without limitation, the obligation of the Company to provide the payment set forth in paragraph 3, shall be deemed automatically null and void. You are advised to speak with an attorney before signing this letter agreement.

14.                               If any paragraph or part or subpart of any paragraph in this letter agreement or the application thereof is construed to be overbroad and/or unenforceable, then the court making such determination shall have the authority to narrow the paragraph or part or subpart of the paragraph as necessary to make it enforceable and the paragraph or part or subpart of the paragraph shall then be enforceable in its/their narrowed form.  Moreover, each paragraph or part or subpart of each paragraph in this letter agreement is independent of and severable (separate) from each other.  In the event that any paragraph or part or subpart of any paragraph in this letter agreement is determined to be legally invalid or unenforceable by a court and is not modified by a court to be enforceable, the affected paragraph or part or subpart of such paragraph shall be stricken from the letter agreement, and the remaining paragraphs or parts or subparts of such paragraphs of this letter agreement shall remain in full force and effect.

15.                               Nothing in this letter agreement is intended to or shall be construed to preclude you from providing truthful information about your employment or this letter agreement to any government agency or in any sworn testimony.

16.                               By signing this letter agreement, you agree that you: (i) have carefully read this letter agreement in its entirety; (ii) are signing it voluntarily of your own free will; (iii) have had at least 21 days within which to consider its terms  (iv) are hereby advised by the Company to consult with an attorney of your choosing in connection with your decision whether to accept this letter agreement, (v) fully understand the significance of all of the terms and conditions of this letter agreement and have discussed them with an attorney of your choice, or have had a reasonable opportunity to do so; and (vi) you agree to abide by all of the terms and conditions contained herein.

Understood and Agreed to by:

(Name of Employee)

Date executed: , 20